UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
AUGUST 4, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Dot VN, Inc.

File No. 333-146129 - CF#22060

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Dot VN, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the exhibits to a registration statement on Form SB-2 filed on September 17, 2007, as amended on Form S-1.

Based on representations by Dot VN, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Exhibit 10.4   through July 28, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Mark P. Shuman
        Branch Chief-Legal